ALPHA BANK

RECEIVED

2004 DEC 29 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, 23 December 2004

Our reference No 13.1.38

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2 (b)
File No. 82-3399

04054071

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ('the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

dlw 1/4

P.CH. LOURIS T.V. ILIOPOULOU (Ms)

Enclosures: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

ATHENS 2004

ALPHA BANK

Press Release

During the meeting of the Board of Directors of December 21, 2004, Mr. Photis S. Costopoulos, Chairman of Alpha Insurance and member of the Board of Directors of the Bank for 35 years, expressed his wish to resign.

The Board of Directors accepted his resignation and expressed its gratitude for his long standing contribution towards the Bank's and the Group's growth.

Mr. Pavlos Apostolidis, former Ambassador, was elected as the new member of the Board of Directors of the Bank.

Athens, December 22, 2004

40 Stadiou Street
GR-102 52 Athens